[The Asia Pacific Fund, Inc. Logo]

FOR IMMEDIATE RELEASE

Contacts:
Georgeson Shareholder Communications Inc. 1-866-283-1945	Citigate Dewe Rogerson Patricia Baronowski 1-212-688-6840	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

THE ASIA PACIFIC FUND, INC.
ANNOUNCES RESULTS OF TENDER OFFER

(NEW YORK, NY July 8, 2002) – The Asia Pacific Fund, Inc. (NYSE, PCX: APB) (the “Fund”), a diversified, closed-end management investment company, announced today that in accordance with its tender offer for up to 3,448,024 shares, representing 25% of its issued and outstanding shares of common stock, which expired on Friday, June 28, 2002, the Fund has accepted that number of shares for payment at $10.66 per share.

A total of 4,607,541.808 shares were properly tendered and not withdrawn by June 28, 2002, the final date for withdrawals. Therefore, in accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering stockholders, other than stockholders holding 99 or fewer shares who tendered all their shares and for whom the Fund is accepting all shares properly tendered (aggregating 30,180.361 shares). Accordingly, on a pro rata basis, 74.668% of the shares of each stockholder whose tender was subject to proration has been accepted for payment.

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